March 4, 2022

**VIA EDGAR**

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549


Re:     Eagle Point Institutional Income Fund (the "Company"); File No.: 811-23758

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), enclosed for filing on behalf of the Company please find:

> (i) a copy of the Company's executed fidelity bond issued by Federal Insurance Company (a member of Chubb Group Insurance Companies) in the amount of $1,650,000 and endorsement thereto (attached as Exhibit A);

> (ii) a secretary's certificate certifying the resolutions of the Company's Board of Directors, including all of the directors who are not "interested persons" of the Company as defined by Section 2(a)(19) of the 1940 Act, approving the form and amount of the fidelity bond (attached as Exhibit B); and

> (iii) a schedule showing the amount of the single insured bond that the Company and the other named insureds under the fidelity bond would have to maintain if they were not named as insured under a joint insured bond (attached as Exhibit C); and

> (iv) a copy of the joint fidelity bond agreement by and among the Company and the joint insureds (attached as Exhibit D).

Please be advised that the fidelity bond premium has been paid for the period from December 1, 2021 to October 7, 2022.

Sincerely,


/s/ Kenneth Onorio
Kenneth Onorio
Chief Financial Officer

NAME OF ASSURED: EAGLE POINT CREDIT COMPANY INC

## AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Eagle Point Institutional Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 11, 2022



ICAP Bond
Form 17-02-6272 (Ed. 8-04) Page 1

# IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

**The SEC Requires Proof of Your Fidelity Insurance Policy**

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), accordin g to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

**Chubb Group of Insurance Companies**

202B Hall's Mill Road

Whitehouse Station, NJ 08889

**DECLARATIONS**
**FINANCIAL INSTITUTION INVESTMENT**
**COMPANY ASSET PROTECTION BOND**

NAME OF ASSURED (including its **Subsidiaries**):

Bond Number: 82364158

EAGLE POINT CREDIT COMPANY INC

600 STEAMBOAT AVE SUITE 202

GREENWICH, CT        06830

**FEDERAL INSURANCE COMPANY**

Incorporated under the laws of Indiana

a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100

Indianapolis, IN 46204-1927

**ITEM 1.**   BOND PERIOD: from          12:01 a.m. on  October 7, 2021

to     12:01 a.m. on  October 7, 2022

**ITEM 2.**   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

| INSURING CLAUSE | SINGLE LOSS LIMIT OF LIABILITY | DEDUCTIBLE AMOUNT |
|---|---|---|
| 1. Employee | $ 1,650,000 | $ 10,000 |
| 2. On Premises | $ 1,650,000 | $ 10,000 |
| 3. In Transit | $ 1,650,000 | $ 10,000 |
| 4. Forgery or Alteration | $ 1,650,000 | $ 10,000 |
| 5. Extended Forgery | $ 1,650,000 | $ 10,000 |
| 6. Counterfeit Money | $ 1,650,000 | $ 10,000 |
| 7. Threats to Person | $ NOT COVERED | $ N/A |
| 8. Computer System | $ NOT COVERED | $ N/A |
| 9. Voice Initiated Funds Transfer Instruction | $ NOT COVERED | $ N/A |
| 10. Uncollectible Items of Deposit | $ NOT COVERED | $ N/A |
| 11. Audit Expense | $ 25,000 | $ 10,000 |

**ITEM 3.**   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

14-02-9228 17-02-0949 17-02-1360  17-02-2335 17-02-2437



The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED

for:

## *Insuring Clauses*

*Employee*

1. Loss resulting directly from **Larceny** or **Embezzlement** committed by any **Employee**, alone or in collusion with others.

*On Premises*

2. Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged or deposited at premises located anywhere.

*In Transit*

3. Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

   a. in an armored motor vehicle, including loading and unloading thereof,

   b. in the custody of a natural person acting as a messenger of the ASSURED, or

   c. in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

      (1) written records,

      (2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

      (3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

   Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

## Insuring Clauses
*(continued)*

*Forgery Or Alteration*

4. Loss resulting directly from:

    a. **Forgery** on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of **Property**, or

    b. transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property**, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an **Investment Company**, or of any financial institution or **Employee** but which instructions, advices or applications either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or **Employee**;

        excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

        For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

*Extended Forgery*

5.     Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

    a. acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original **Securities, documents or other written instruments** which prove to:

        (1)     bear a **Forgery** or a fraudulently material alteration,

        (2)     have been lost or stolen, or

        (3)     be **Counterfeit**, or

    b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any **Securities, documents or other written instruments**.

Actual physical possession, and continued actual physical possession if taken as collateral, of such **Securities, documents or other written instruments** by an **Employee, Custodian**, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items.

Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

## Insuring Clauses

| | |
|---|---|
| *Extended Forgery*<br>*(continued)* | For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature. |

*Counterfeit Money*

6. Loss resulting directly from the receipt by the ASSURED in good faith of any **Counterfeit** money.

*Threats To Person*

7. Loss resulting directly from surrender of **Property** away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an **Employee** as defined in SECTION 1.e. (1), (2) and (5), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such **Property**:

a. the **Employee** who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any **Employee** of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such **Employee** has a legal or equitable interest.

*Computer System*

8. Loss resulting directly from fraudulent:

a. entries of data into, or

b. changes of data elements or programs within,

a **Computer System**, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

## Insuring Clauses

*(continued)*

*Voice Initiated Funds Transfer Instruction*

9. Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of **Investment Company** shares from a **Customer's** account, provided such **Voice Initiated Funds Transfer Instruction** was:

    a. received at the ASSURED'S offices by those **Employees** of the ASSURED specifically authorized to receive the **Voice Initiated Funds Transfer Instruction**,

    b. made by a person purporting to be a **Customer**, and

    c. made by said person for the purpose of causing the ASSURED or **Customer** to sustain a loss or making an improper personal financial gain for such person or any other person.

    In order for coverage to apply under this INSURING CLAUSE, all **Voice Initiated Funds Transfer Instructions** must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

*Uncollectible Items of Deposit*

10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

    a. redemptions or withdrawals to be permitted,
    b. shares to be issued, or

    c. dividends to be paid,

    from an account of an **Investment Company**.
    In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold **Items of Deposit** for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such **Items of Deposit**.

    **Items of Deposit** shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

*Audit Expense*

11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

## General Agreements

<table>
<tr>
<td><em>Additional Companies<br>Included As Assured</em></td>
<td>A.</td>
<td>If more than one corporation, or <strong>Investment Company</strong>, or any combination of them is included as the ASSURED herein:</td>
</tr>
</table>

(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each **Investment Company** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

<table>
<tr>
<td><em>Representation Made By<br>Assured</em></td>
<td>B.</td>
<td>The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.</td>
</tr>
</table>

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

## General Agreements

*(continued)*

<table>
<tr>
<td valign="top">

*Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company*

</td>
<td valign="top">

C.  If the ASSURED, other than an **Investment Company**, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises, or

(2) been caused or will be caused by an employee, or

(3) arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

</td>
</tr>

<tr>
<td valign="top">

*Change Of Control - Notice To Company*

</td>
<td valign="top">

D.  When the ASSURED learns of a change in control (other than in an **Investment Company**), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3) the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

</td>
</tr>

<tr>
<td valign="top">

*Court Costs And Attorneys' Fees*

</td>
<td valign="top">

E.  The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an **Employee** admits to being guilty of **Larceny or Embezzlement**,

(2) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

</td>
</tr>
</table>

## General Agreements

*Court Costs And*
*Attorneys' Fees*
*(continued)*

(3)      in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.
If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2.      of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

## *Conditions and Limitations*

*Definitions*

1. As used in this Bond:

   a. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

   b. **Counterfeit** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

   c. **Custodian** means the institution designated by an **Investment Company** to maintain possession and control of its assets.

   d. **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an **Investment Company** which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction**.

   e. **Employee** means:

      (1) an officer of the ASSURED,

      (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W -2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

      (3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

      (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

      (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

      (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

      (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED, or

(8) each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

    a. creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

    b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an **Investment Company** while performing acts coming within the scope of the customary and usual duties of an officer or employee of an **Investment Company** or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to **Property** of **an Investment Company**.

The term **Employee** shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

    a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Investment Company** or of the investment advisor or underwriter (distributor) of such **Investment Company**, or

    b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from **Larceny or Embezzlement** committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above,

intermediaries, agents, brokers or other representatives of the same general character shall not be considered **Employees**.

## Conditions and Limitations

f.  **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g.  **Investment Company** means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h.  **Items of Deposit** means one or more checks or drafts drawn upon a financial institution in the United States of America.

i.  **Larceny or Embezzlement** means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j.  **Property** means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k.  **Relative** means the spouse of an **Employee** or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such **Employee** or partner and being related to them by blood, marriage or legal guardianship.

l.  **Securities, documents or other written instruments** means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary

endorsements or assignments.

*Definitions*
*(continued)*

m. **Subsidiary** means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n. **Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o. **Voice Initiated Election** means any election concerning dividend options available to **Investment Company** shareholders or subscribers which is requested by voice over the telephone.

p. **Voice Initiated Redemption** means any redemption of shares issued by an **Investment Company** which is requested by voice over the telephone.

q. **Voice Initiated Funds Transfer Instruction** means any **Voice Initiated Redemption** or **Voice Initiated Election**.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

*General Exclusions -*
*Applicable to All Insuring*
*Clauses*

2. **This bond does not directly or indirectly cover:**

a. loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g. loss resulting from indirect or consequential loss of any nature;

## Conditions and Limitations

h.      loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i.      loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Employee**:

(1) of any law regulating:

     a.      the issuance, purchase or sale of securities,

     b.      securities transactions on security or commodity exchanges or the over the counter market,

     c.      investment companies,

     d.      investment advisors, or

(2) of any rule or regulation made pursuant to any such law; or

j.      loss of confidential information, material or data;

k.      loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

3. **This Bond does not directly or indirectly cover:**

a.      loss caused by an **Employee**, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

b.      loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1) to do bodily harm to any natural person, except loss of **Property** in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2) to do damage to the premises or **Property** of the ASSURED;

c.      loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.      loss involving **Items of Deposit** which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e.      loss of property while in the mail;

## Conditions and Limitations

*Specific Exclusions -*
*Applicable To All Insuring*
*Clauses Except Insuring*
*Clause 1.*
*(continued)*

f.   loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other **Property** to the ASSURED provided further that this Section 3.f. shall not apply to loss of **Property** resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

g.   loss of **Property** while in the custody of a **Transportation Company**, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h.   loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's **Computer System**; or

i.   loss resulting directly or indirectly from the input of data into a **Computer System** terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

*Specific Exclusions -*
*Applicable To All Insuring*
*Clauses Except Insuring*
*Clauses 1., 4., And 5.*

4.  **This bond does not directly or indirectly cover:**

a.   loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b.   loss resulting from forgery or any alteration;

c.   loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

*Limit Of Liability/Non-*
*Reduction And Non-*
*Accumulation Of Liability*

5.          At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a.   any one act of burglary, robbery or hold-up, or attempt thereat, in which no **Employee** is concerned or implicated, or

b.   any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, or

c.   all acts, other than those specified in a. above, of any one person, or

## Conditions and Limitations

*Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability (continued)*

d.   any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.   directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.   permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

*Discovery*

6 .   This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a.   facts which may subsequently result in a loss of a type covered by this Bond, or

b.   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

*Notice To Company - Proof - Legal Proceedings Against Company*

7 .   a.   The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c.   Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e.   This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone

other than the ASSURED.

f.  Proof of loss involving **Voice Initiated Funds Transfer Instruction** shall include electronic recordings of such instructions.

*Deductible Amount*

8. The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

   There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any **Investment Company**.

*Valuation*

9. **BOOKS OF ACCOUNT OR OTHER RECORDS**

   The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

   The value of any loss of **Property** other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such **Property** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Property** replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such **Property** shall be the actual market value at the time of replacement.

   In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Property** or for such privileges, the value shall be fixed by agreement between the parties.
   **OTHER PROPERTY**

   The value of any loss of **Property**, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

*Securities Settlement*     10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a.          for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.          for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.          for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.
The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

*Subrogation - Assignment –* 11. *Recovery*     In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.
Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a.          first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b.          second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c.          third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

## Conditions and Limitations

| | |
|---|---|
| *Subrogation - Assignment – Recovery (continued)* | d.                        fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond. Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section. |

| | |
|---|---|
| *Cooperation Of Assured* | 12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall: |
| | a.          submit to examination by the COMPANY and subscribe to the same under oath, |
| | b.          produce for the COMPANY'S examination all pertinent records, and |
| | c.          cooperate with the COMPANY in all matters pertaining to the loss. The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action. |

| | |
|---|---|
| *Termination* | 13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination. |
| | If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination. |
| | This Bond will terminate as to any one ASSURED, other than an **Investment Company**: |
| | a.          immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or |
| | b.          immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or |
| | c.          immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise. The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason. |

## Conditions and Limitations

| | |
|---|---|
| *Termination*<br>*(continued)* | If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an **Employee** learns of any dishonest act committed by such **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:<br><br>a.      shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the ASSURED to suffer a loss covered by this Bond; and<br>b.      within forty-eight (48) hours of learning that an **Employee** has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.<br><br>The COMPANY may terminate coverage as respects any **Employee** sixty (60) days after written notice is received by each ASSURED **Investment Company** and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such **Employee**. |
| *Other Insurance* | 14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:<br><br>a.      the ASSURED,<br><br>b.    a **Transportation Company**, or<br>c.      another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved. |
| *Conformity* | 15. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law. |
| *Change or Modification* | 16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.<br><br>If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party. |

## Conditions And Limitations

*Change or Modification (continued)*

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

Effective date of
this endorsement/rider: October 7, 2021          FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and

form a part of Policy No. 82364158

Issued to: EAGLE POINT CREDIT COMPANY INC

**COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS**

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.



14-02-9228 (2/2010)

**FEDERAL INSURANCE COMPANY**

Endorsement No:       2

Bond Number:          82364158

NAME OF ASSURED: EAGLE POINT CREDIT COMPANY INC

## NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

EAGLE POINT CREDIT COMPANY INC

Eagle                Point                         Income                      Company                      Inc

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: October 29, 2021




ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

## TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding to Section 13., Termination, the following:

    "Termination By The Company

    Bonds In Effect For More Than Sixty (60) Days

    If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

    1. Nonpayment of premium;
    2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;
    3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;
    4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;
    5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;
    6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;
    7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;
    8. Such other reasons that are approved by the Commissioner;
    9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;
    10. Substantial breaches of contractual duties, conditions or warranties; or
    11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.   Bond Number:

b.   Date of Notice;

c.   Reason for Cancellation;

d.   Expiration Date of the Bond;

e.   Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99) Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 29, 2021



**FEDERAL INSURANCE COMPANY**

Endorsement No.: 4

Bond Number: 82364158

NAME OF ASSURED: EAGLE POINT CREDIT COMPANY INC

### AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT

It is agreed that this Bond is amended by adding to the definition of **Employee** in Section 1., Definitions, the following:

(10) a natural person who resigns, retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:

a. for a period of sixty (60) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the Bond; and

b. if such resignation, retirement or termination has not arisen from or in connection with the discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

This Endorsement applies to loss discovered after 12:01 a.m. on October 7, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 29, 2021



ICAP Bond

Form 17-02-2335 (Ed. 10-00)

Effective date of
this endorsement/rider: October 7, 2021        **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No.     5

To be attached to and

form a part of Bond No.     82364158

Issued to: EAGLE POINT CREDIT COMPANY INC


DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT


In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced
   with the following:

   If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
   rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
   furnished to all insured **Investment Companies** and the Securities and Exchange Commission,
   Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the
terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.



17-02-2437 (12/2006) rev.

Page 1

## Exhibit B

SECRETARY'S CERTIFICATE

The undersigned, being duly appointed as Secretary of each of Eagle Point Credit Company Inc. ("ECC"), Eagle Point Income Company Inc. ("EIC") and Eagle Point Institutional Income Fund ("EPIIF" and, together with ECC and EIC, the "Companies"), each a closed-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby certifies that:

(i) this Certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of each Company's fidelity bond pursuant to Rule 17g-1 of the 1940 Act, and the SEC is entitled to rely on this certificate for purposes of the filing;

(ii) the resolutions set forth below are true and correct copies of the resolutions adopted by unanimous written consent of the Board of Directors of each Company (collectively, the "Board of Directors"), including a majority of the directors who are not "interested persons", as defined in Section 2(a)(19) of the 1940 Act, of the Companies, on September 30, 2021; and

(iii) these resolutions have not been amended or superseded in any way as of the date of this Certificate:

### *Approval of Joint Fidelity Bond*

> **RESOLVED**, that the form and amount of the joint fidelity bond ("Joint Bond") covering the Fund and certain other persons (ECC together with EIC, the "Insured Persons"), as discussed at this meeting, be, and the same hereby is, approved after consideration of all factors deemed relevant by the Board of the Fund, including, but not limited to, the value of the aggregate assets of the Fund to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund's assets, and the nature of the securities held by the Fund; and

> **RESOLVED**, that the Chief Financial Officer of the Fund be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

> **RESOLVED**, that an Joint Fidelity Bond Agreement by and between the Fund and the Insured Persons (the "Joint Insured Agreement") in substantially the form described to the Trustees, be and it hereby is, approved; and that any officer of the Fund be, and they hereby severally are, authorized, in the name and on behalf of the Fund, to execute and deliver such Joint Insured Agreement, in substantially such form, with such changes as the officer or officers so acting may deem necessary or desirable, together with such other documents or instruments as he or she may deem necessary or advisable to effect the purposes of this resolution, the execution and delivery thereof to be conclusive evidence that the same has been approved by the Trustees; and

> **RESOLVED**, that the proper officers of the Fund be, and each of them hereby is, authorized to make any and all payments, and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, I have set my hand this 14<sup>th</sup> day of January, 2022.

 

/s/ Courtney B. Fandrick
Courtney B. Fandrick
Secretary

## Exhibit C

## Schedule of Required Bond Amounts

| Company | Gross Assets | Required Bond Amount |
|---|---|---|
| Eagle Point Credit Company Inc. | $761.1 million (9/30/2021) | $750,000 |
| Eagle Point Income Company Inc. | $142.2 million (9/30/2021) | $450,000 |
| Eagle Point Institutional Income Fund | $100,000 (3/1/2022) | $50,000 |

**Exhibit D**

# JOINT FIDELITY BOND AGREEMENT

This Agreement is made this 14<sup>th</sup> day of January 2022 by and among Eagle Point Credit Company Inc. (a Delaware Corporation), Eagle Point Income Company Inc. (a Delaware Corporation) and Eagle Point Institutional Income Fund (a Delaware statutory trust) (each, a "Fund" and, collectively, the "Funds").

## W I T N E S S E T H:

**WHEREAS**, the Funds are management investment companies registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

**WHEREAS**, each Fund must purchase and maintain a bond as required by the 1940 Act and Rule 17g-1 promulgated thereunder under which such Fund is a named insured; and

**WHEREAS**, the Funds have entered into a "joint insured bond" within the meaning of Rule 17g-1; and

**WHEREAS**, Rule 17g-1(f) requires that the named insureds under such a joint insured bond enter into an agreement with respect to certain matters;

**NOW THEREFORE**, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.    <u>Description of Bond</u>.  Federal Insurance Company (a member of Chubb Group Insurance Companies), a reputable fidelity insurance company, has issued a joint fidelity bond in the amount of $1,650,000 (which may be increased from time to time), which designates each of the Funds as a named insured (the "Bond").

2.    <u>Premium</u>.  Each Fund agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata according to the relative premium that such Fund would pay for separate fidelity bond coverage.

3.    <u>Minimum Recovery</u>.  In the event recovery is received under the Bond as a result of loss sustained by each of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which such Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

4.    <u>Notices</u>.  Each Fund shall, within ten days after making any claim under the Bond, provide the other Fund with written notice of the amount and nature of such claim. Each Fund shall, within ten days after the receipt thereof, provide the other Fund with written notice of the terms of settlement of any claim made under the Bond by such Fund.

5.    <u>Term</u>.  The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.

6.    <u>Amendment</u>.  This Agreement may be amended by the parties hereto only if such amendment is approved by the board of directors of each Fund and such amendment is set forth in a written instrument executed by each Fund.

7.    Governing Law.  This Agreement shall be construed in accordance with the laws of the State of New York.

**EAGLE POINT INCOME COMPANY INC.**

By:    /s/ Kenneth Onorio
    Name:  Kenneth Onorio
    Title:    Chief Financial Officer and Chief Operating Officer

**EAGLE POINT CREDIT COMPANY INC.**

By:    /s/ Kenneth Onorio
    Name:  Kenneth Onorio
    Title:    Chief Financial Officer and Chief Operating Officer

**EAGLE POINT INSTITUTIONAL INCOME FUND**

By:    /s/ Kenneth Onorio
    Name:  Kenneth Onorio
    Title:    Chief Financial Officer and Chief Operating Officer